UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

FORM 11-K

☒ ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
For the year ended December 31, 2018

OR

☐ TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
For the transition period from ______________________ to _________________________

Commission file number: 1-7201

A. Full title of the plan and the address of the plan, if different from that of the issuer named below:

AVX 401(k) PLAN
Plan number: 007

IRS Employer Identification Number: 33-0379007

B. Name of the issuer of the securities held pursuant to the plan and the address of its principal executive office:

AVX CORPORATION
1 AVX Boulevard
Fountain Inn, SC 29644

AVX 401(k) PLAN

* All other schedules required by Section 2520.103-10 of the Department of Labor’s Rules and Regulations for Reporting and Disclosure under ERISA have been omitted because they are not applicable.

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Participants and Administrator of the

AVX 401(k) Plan

Fountain Inn, South Carolina

Opinion on the Financial Statements

We have audited the accompanying statements of net assets available for benefits of AVX 401(k) Plan (the “Plan”) as of December 31, 2018 and 2017 and the related statement of changes in net assets available for benefits for the year ended December 31, 2018, and the related notes to the financial statements (collectively, the “financial statements”). In our opinion, the financial statements present fairly, in all material respects, the net assets available for benefits of the Plan as of December 31, 2018 and 2017, and the changes in net assets available for benefits for the year ended December 31, 2018, in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

These financial statements are the responsibility of the Plan’s management. Our responsibility is to express an opinion on the Plan’s financial statements based on our audits. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (“PCAOB”) and are required to be independent with respect to the Plan in accordance with U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audits in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. Our audits included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audits also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audits provide a reasonable basis for our opinion.

Report on Supplemental Information

The supplemental information in the accompanying schedule, Schedule H, Line 4i - Schedule of Assets (Held at End of year) as of December 31, 2018, has been subjected to audit procedures performed in conjunction with the audit of the Plan’s financial statements. The supplemental information is presented for the purpose of additional analysis and is not a required part of the financial statements but includes supplemental information required by the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. The supplemental information is the responsibility of the Plan's management. Our audit procedures included determining whether the supplemental information reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the supplemental information. In forming our opinion on the supplemental information in the accompanying schedule, we evaluated whether the supplemental information, including its form and content, is presented in conformity with the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. In our opinion, the supplemental information in the accompanying schedule is fairly stated in all material respects in relation to the financial statements as a whole.

/s/ Elliott Davis, LLC

We have served as the Plan's auditor since 2012.

Greenville, South Carolina

June 26, 2019

AVX 401(k) PLAN

STATEMENTS OF NET ASSETS AVAILABLE FOR BENEFITS

As of December 31, 2018 and 2017

ASSETS:	2018	2017
Investments at fair value:
AVX Corporation Common Stock	$1,612,413	$2,118,731
Kyocera Corporation American Depository Shares	-	1,138,564
Money Market Fund	38,648	100,426
Mutual Funds	11,012,891	13,359,452
Guaranteed Interest Account, at contract value	3,511,142	3,301,259
Total Investments	16,175,094	20,018,432

Receivables:
Employer contributions	2,127	-
Employee contributions	4,197	-
Notes receivable from participants	780,879	857,320
Total Receivables	787,203	857,320

Net assets available for benefits	$16,962,297	$20,875,752

The accompanying notes are an integral part of these financial statements.

AVX 401(k) PLAN

STATEMENT OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS

For the year ended December 31, 2018

2018
Investment loss:
Net depreciation in fair value of investments	$(1,247,393)
Interest and dividends	355,589
Net investment loss	(891,804)

Interest income on notes receivable from participants	42,036

Contributions:
Employee	462,249
Employer	218,349
Rollovers	23,791
Total contributions	704,389

Deductions:
Benefits paid to participants	3,743,682
Administrative expenses	24,394
Total deductions	3,768,076

Net decrease	(3,913,455)

Net assets available for benefits at beginning of year	20,875,752
Net assets available for benefits at end of year	$16,962,297

The accompanying notes are an integral part of this financial statement.

AVX 401(k) PLAN

NOTES TO FINANCIAL STATEMENTS

1.	Description of Plan:

The following is a brief description of the AVX 401(k) Plan (the “Plan”). Participants should refer to the Plan document for more complete information.

General:

The Plan is a defined contribution plan covering full-time hourly-paid, union employees of AVX Corporation (the “Company”) at the Myrtle Beach, Colorado Springs, Biddeford, and Olean facilities who have at least three months of service (Myrtle Beach and Colorado Springs have an enrollment period of January or July after 6 months of employment). All non-union employees at these locations who would otherwise be eligible for the Plan, are eligible for one of the Company's other retirement plans. The Plan is administered by the AVX Corporation Retirement Committee and is subject to the provisions of the Employee Retirement Income Security Act of 1974 (“ERISA”). Plan assets are held in trust by John Hancock Trust Company, LLC (the “Trustee”).

Effective January 1, 2015, the plan was amended and restated to include an automatic enrollment option. Employees are automatically enrolled upon their eligibility date with a 3% pre-tax contribution. Employees must opt out of the automatic enrollment to cease payroll deductions. The automatic enrollment option also includes an annual increase in automatic enrolled employee contributions to cap at 10% of annual earnings.

Contributions:

Participant contributions are limited to the lesser of twenty-five percent (25%) of each participant’s annual compensation or $18,500. Participants who have attained age 50 before the end of the Plan year are eligible to make catch-up contributions. Participants may also contribute amounts representing distributions from other qualified defined benefit or defined contribution plans. Participants direct the investment of their contributions into various investment options offered by the Plan. The Plan currently offers various mutual funds, a money market fund, a common stock fund and a guaranteed interest account as investment options for participants.

The Company makes weekly employer matching contributions in an amount equal to sixty-six and two-thirds percent (66-2/3%) of the employee contributions, up to three percent (3%) of the participant's compensation for all operating facilities other than Myrtle Beach and Biddeford. For the Myrtle Beach and Biddeford facilities, the Company makes weekly employer matching contributions up to three percent (3%) of the participant’s compensation for these two facilities.

Annually, for eligible participants in the Myrtle Beach facility, the Company makes a fixed contribution of 1% of the participants' compensation. This contribution is limited to the IRS overall contribution limit of $55,000, or $61,000 for participants over 55 years of age, in accordance with Section 415 of the Internal Revenue Code ("IRC").

Forfeitures:

Amounts of employer fixed contributions under the Plan that have been forfeited and are available for allocation as of the final valuation date in any year can be used to pay administrative costs and/or reduce employer contributions. At December 31, 2018 and 2017, the net forfeited balance available totaled $1,113 and $1,049, respectively. No forfeitures were used to pay administrative costs or to reduce employer contributions during the year ended December 31, 2018.

Participant Accounts:

Each participant's account is credited with the participant’s contribution and allocations of (1) the Company’s contributions, and (2) plan earnings less an allocation of administrative expenses paid by the plan. Allocations are based on participant contributions and earnings or account balances, as defined in the Plan. The benefit to which a participant is entitled to is that amount which can be provided from the participant’s vested account.

Vesting:

After five years of vesting service, participants become fully vested in Company fixed contributions. All employee contributions are fully vested at all times.

For the Biddeford, Myrtle Beach, and Olean facilities, the Company match is 100% vested when the contribution is made. Amounts attributable to the Company’s matching contributions for Colorado Springs are vested according to the following table:

Vested Percentage
-- Company Matching
Years of Service	Colorado Springs
1 Year	20%
2 Year	40%
3 Year	60%
4 Year	80%
5 Year	100%

Payment of Benefits:

Upon termination of service due to retirement, disability, or death, a participant receives a lump sum cash distribution equal to the full value of his or her salary reduction contribution account and the vested value of his or her employer matching and fixed contribution account. A participant may also elect to take his or her distribution in shares of AVX Corporation Common Stock. Amounts attributable to partial shares will be paid in cash. With certain limitations, participants may elect to defer distributions until a later date. Hardship distributions are permitted upon demonstration of financial hardship. All fully vested balances are available for distribution after the participant reaches the age of 59½.

Notes Receivable from Participants:

With certain restrictions, participants may borrow up to a maximum of 50% of their vested account balance or $50,000, whichever is less. These notes are repayable within five years except for borrowing for the purchase of a primary residence, which is repayable during a period up to ten years. These notes bear interest at a rate equal to the commercial loan rate for similar loan types prevailing at the time the note is originated. At December 31, 2018 interest rates ranged from 4.75% to 6.75% and at December 31, 2017 interest rates ranged from 4.75% to 5.75%. All scheduled note repayments are made through payroll deductions and early note repayments may be submitted by participants via certified check or money order. Plan provisions for participants at the Olean facility do not allow for notes receivable from participants.

2.	Summary of Significant Accounting Policies:

Basis of Accounting:

The financial statements of the Plan are prepared under the accrual basis of accounting. Investments held by a defined contribution plan are required to be reported at fair value, except for fully benefit-responsive investment contracts. Contract value is the relevant measurement attribute for that portion of the net assets available for benefits of a defined contribution plan attributable to fully benefit-responsive investment contracts because contract value is the amount participants would receive if they were to initiate permitted transactions under the terms of the Plan.

Use of Estimates:

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that may affect the reported amounts of certain net assets and disclosure of contingencies at the date of the financial statements and the reported amounts of changes in net assets during the reporting year. Actual results could differ from those estimates.

Investment Valuation and Income Recognition:

Investments are reported at fair value, except for fully benefit-responsive investment contracts, which are reported at contract value. Fair value is the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. The Plan’s Retirement Committee determines the Plan’s valuation policies utilizing information provided by the investment advisors. See Note 3 for discussion of fair value measurements.

Purchases and sales of securities are recorded on a trade-date basis. Interest income is recorded on the accrual basis. Dividends are recorded on the ex-dividend date. Net appreciation (depreciation) includes the Plan’s gains and losses on investments bought and sold as well as held during the year.

Notes Receivable from Participants:

Notes receivable from participants are measured at their unpaid principal balance, plus any accrued but unpaid interest. Related fees are recorded as administrative expenses and are expensed when they are incurred. The notes receivable are secured by the participant account balance and are considered delinquent and written off as a deemed distribution when payment is 90 days past due. The Plan does not charge late fees on delinquent amounts. No allowance for loss on notes receivable from participants has been recorded as of December 31, 2018 or 2017.

Subsequent Events:

Subsequent events are events or transactions that occur after the statement of net assets available for benefits date but before the financial statements are issued.  Recognized subsequent events are events or transactions that provide additional evidence about conditions that existed at the date of the statement of net assets available for benefits, including the estimates inherent in the process of preparing financial statements. Nonrecognized subsequent events are events that provide evidence about conditions that did not exist at the date of the statement of net assets available for benefits but arose after that date. We have evaluated subsequent events through June 26, 2019.

Effective July 1, 2019, all non-union employees who are participants within the Plan will be transferred to another plan administered by the Plan Sponsor. The balances for these participants will be transferred on, or around, July 1, 2019. The Plan will remain active for all eligible union employees.

Benefit payments:

Benefits are recorded when paid.

Administrative Expenses:

The plan invests in various mutual funds with revenue-sharing agreements that partially offset fees. Plan fees that are not offset with revenue from these agreements are paid by the Company. In addition, the Company pays Plan fees related to stock administration of the AVX Stock Fund accounts of participants not in a union. Participants that are in a union pay for the stock administration of the AVX Stock Fund related to their accounts. These stock administration fees are based on the market value of these funds.

New Accounting Standards:

In January 2016, FASB issued ASU No. 2016-01, Financial Instruments – Overall (Subtopic 825-10): Recognition and Measurement of Financial Assets and Financial Liabilities, which addresses certain aspects of recognition, measurement, presentation, and disclosure of financial instruments. The amendments in this ASU are effective for fiscal years beginning after December 15, 2018, and interim periods within fiscal years beginning after December 15, 2019. With certain exceptions, early adoption is not permitted. Plan management does not believe the ASU will have a material impact on its financial statements.

Other accounting standards that have been issued or proposed by the FASB or other standards-setting bodies are not expected to have a material impact on the Plan's significant accounting policies, assets available for benefits, or changes in assets available for benefits.

3.	Fair Value:

Fair Value Hierarchy:

The fair value framework requires the categorization of assets and liabilities into three levels based upon the assumptions (inputs) used to value the assets or liabilities. Level 1 provides the most reliable measure of fair value, whereas Level 3 generally requires significant management judgment. The three levels are defined as follows:

■	Level 1: Unadjusted quoted prices in active markets for identical assets and liabilities.

■

Level 2: Observable inputs other than those included in Level 1. For example, quoted prices for similar assets or liabilities in active markets or quoted prices for identical assets or liabilities in inactive markets.

■	Level 3: Unobservable inputs reflecting management’s own assumptions about the inputs used in pricing the asset or liability.

The asset or liability’s fair value measurement level within the fair value hierarchy is based on the lowest level of any input that is significant to the fair value measurement. Valuation techniques maximize the use of relevant observable inputs and minimize the use of unobservable inputs.

Following is a description of the valuation methodologies used for assets measured at fair value. There have been no changes in the methodologies used at December 31, 2018 and 2017.

American Depository Shares (“ADS”) and Common Stock:

ADS and common stock are valued at the closing price reported on the active market on which the individual securities are traded. During the Plan year ended December 31, 2018 all funds from the Kyocera Fund were liquidated and transferred to various, existing investments within the Plan based on each participant's expected retirement date.

Mutual Funds:

Mutual funds are valued at the daily closing price as reported by the fund. Mutual funds held by the Plan are open-ended funds that are registered with the Securities and Exchange Commission (“SEC”). The funds are required to publish their daily net asset value (“NAV”) and to transact at that price. The funds held by the Plan are deemed to be actively traded.

Money Market Fund:

The money market fund investment option is the PIMCO Money Market Admin Fund. The Plan invests in the money market fund to provide daily liquidity. Fair value is based on the NAV that can be validated with a sufficient level of observable activity (i.e. purchases and sales at NAV).

The following tables set forth by level, within the fair value hierarchy, the Plan’s fair value measurements as of December 31, 2018 and 2017.

	Fair Value at December 31, 2018	Level 1	Level 2	Level 3
Assets measured at fair value on a recurring basis:
Mutual Funds	$11,012,891	$11,012,891	$-	$-
Money Market Fund	38,648	38,648	-	-
Common Stock:
AVX Corporation Common Stock	1,612,413	1,612,413	-	-
Total	$12,663,952	$12,663,952	$-	$-

	Fair Value at December 31, 2017	Level 1	Level 2	Level 3
Assets measured at fair value on a recurring basis:
Mutual Funds	$13,359,452	$13,359,452	$-	$-
Money Market Fund	100,426	100,426
Common Stock:
Kyocera Corporation ADS	1,138,564	1,138,564	-	-
AVX Corporation Common Stock	2,118,731	2,118,731	-	-
Total	$16,717,173	$16,717,173	$-	$-

4.	Guaranteed Interest Account Annuity Contract

The Plan holds a traditional annuity contract. This contract meets the fully benefit-responsive annuity contract criteria and therefore is reported at contract value. Contract value is the relevant measure for fully benefit-responsive annuity contracts because this is the amount received by participants if they were to initiate permitted transactions under the terms of the Plan. Contract value represents contributions made under each contract, plus earnings, less participant withdrawals, and administrative expenses. The contract value of the traditional annuity contract held by the Plan was $3,511,142 and $3,301,259 at December 31, 2018 and 2017, respectively.

The traditional annuity contract held by the Plan is a guaranteed annuity contract. The contract issuer is contractually obligated to repay the principal and interest at a specified interest rate that is guaranteed to the Plan. The crediting rate is based on a formula established by the contract issuer but may not be less than 1 percent. The crediting rate is reviewed on a quarterly basis for resetting. The contract cannot be terminated before the scheduled maturity date.

The Plan’s ability to receive amounts due in accordance with fully benefit-responsive annuity contracts is dependent on the third-party issuer’s ability to meet its financial obligations. The issuer’s ability to meet its contractual obligations may be affected by future economic and regulatory developments.

Certain events might limit the ability of the Plan to transact at contract value with the contract issuer. These events may be different under each contract. Such events include the following: (a) the Plan’s failure to qualify under Section 401(a) of the IRC or the failure of the trust to be tax-exempt under Section 501(a) of the IRC, (b) premature termination of the contracts, (c) Plan termination or merger, (d) changes to the Plan’s prohibition on competing investment options, or (e) bankruptcy of the Company or other Company events (for example, divestitures or spinoffs of a subsidiary) that significantly affect the Plan’s normal operations.

No events are probable of occurring that might limit the ability of the Plan to transact at contract value with the contract issuers and that also would limit the ability of the Plan to transact at contract value with the participants.

In addition, certain events allow the issuer to terminate the contracts with the Plan and settle at an amount different from contract value. Those events may be different under each contract. Such events include the following: (a) an uncured violation of the Plan’s investment guidelines, (b) a breach of material obligation under the contract, (c) a material misrepresentation, or (d) a material amendment to the agreements without the consent of the issuer.

5.	Plan Termination:

Although it has not expressed any intent to do so, the Company has the right under the Plan to discontinue its contributions at any time and to terminate the Plan subject to the provisions of ERISA. In the event of Plan termination, participants would become 100% vested in their accounts.

6.	Tax Status:

In July 2010, the Plan received a favorable determination letter from the Internal Revenue Service advising that it constitutes a qualified trust under Section 401(a) of the IRC and is thereby exempt from Federal income taxes under provisions of Section 501(a). The Plan has been amended since the date of submission of the determination letter. Management believes the Plan is designed in accordance with the IRC and will remain tax-exempt.

Participants will not be subject to income tax for contributions made on their behalf by the Company, nor on money earned by the Plan credited to their account until such time as they withdraw their accumulated balance.

Accounting principles generally accepted in the United States of America require plan management to evaluate tax positions taken by the Plan and recognize a tax liability (or asset) if the plan has taken an uncertain position that more likely than not would not be sustained upon examination by the Internal Revenue Service. The Plan is subject to routine audits by taxing jurisdictions; however, there are currently no audits for any tax periods in progress.

7.	Related-Party Transactions:

Notes receivable from participants and certain investments issued and/or managed by the Trustee or its affiliates qualified as party-in-interest transactions which are exempt from the prohibited transaction rules.

The Plan allows for investment in shares of Company common stock. During the Plan year ended December 31, 2018 all funds from the Kyocera Fund were liquidated and transferred to various, existing investments within the Plan, based on each participant's expected retirement date. As of December 31, 2018, the Plan held investments of $1,612,413 or 105,732 shares of AVX Corporation Common Stock. As of December 31, 2017, the Plan held investments of $2,118,731 or 122,470 shares of AVX Corporation Common Stock and $1,138,564 or 17,380 shares of Kyocera Corporation ADS.

The Plan paid administrative expenses of $24,394 to John Hancock Trust Company, LLC, the Plan’s Trustee, during the year ended December 31, 2018.

8.	Risks and Uncertainties:

The Plan provides for various investment options in common stocks, a money market fund, a guaranteed interest account, and in registered investment companies which invest in combinations of stocks, bonds, fixed income securities, mutual funds, and other investment securities.  Investment securities are exposed to various risks, such as interest rate, market, and credit risks. Due to the level of risk associated with certain investment securities, it is at least reasonably possible that such changes could materially affect participants' account balances and the amounts reported in the Statements of Net Assets Available for Benefits.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the Administrative Committee has duly caused this annual report to be signed by the undersigned thereunto duly authorized.

AVX 401-K PLAN

(Name of Plan)

By:	/s/ Michael E. Hufnagel
Michael E. Hufnagel
Senior Vice President, Chief Financial Officer and Treasurer

Date:	June 26, 2019

AVX 401(k) PLAN

PN: 007

EIN 33-0379007

Schedule H, Line 4(i) - Schedule of Assets (Held at End of Year)

As of December 31, 2018

(a)		(b)	(c)	(d)
	Identity of issue, borrower, lessor or similar party	Description of investment including maturity date, rate of interest, collateral, par or maturity value	Cost	Market Value

*	AVX Corporation	Common Stock	**	$1,612,413

*	PIMCO Money Market Admin Fund	Money Market Fund	**	38,648

*	NYLIM Guaranteed Interest Account	Guaranteed Interest Account	**	3,511,142

	Mass Mutual Premier Small-Cap Op I	Mutual Fund	**	43,707
	Janus Balanced Fund (T)	Mutual Fund	**	1,035,355
	JP Morgan SmartRet Income	Mutual Fund	**	548,002
	JP Morgan SmartRet 2020 Select	Mutual Fund	**	733,344
	JP Morgan SmartRet 2025 Select	Mutual Fund	**	804,987
	JP Morgan SmartRet 2030 Select	Mutual Fund	**	111,488
	JP Morgan SmartRet 2035 Select	Mutual Fund	**	309,052
	JP Morgan SmartRet 2040 Select	Mutual Fund	**	280,697
	JP Morgan SmartRet 2045 Select	Mutual Fund	**	46,416
	JP Morgan SmartRet 2050 Select	Mutual Fund	**	145,471
	JP Morgan SmartRet 2055 Select	Mutual Fund	**	37,046
*	MainStay S&P 500 Index Fund I	Mutual Fund	**	1,193,934
*	MainStay Large Cap Growth I Fund	Mutual Fund	**	816,905
	Columbia Select Large-Cap Value R4 Fund	Mutual Fund	**	2,217,118
	BlackRock Inflation Protected Bond I	Mutual Fund	**	195,144
	BlackRock Total Return Institutional Fund	Mutual Fund	**	1,150,091
	American EuroPacific Growth R4 Fund	Mutual Fund	**	676,696
	Oppenheimer Dev Markets Fund Y	Mutual Fund	**	32,127
	Wells Fargo Special Mid-Cap Value Adm Fund	Mutual Fund	**	635,311
				11,012,891

*	Notes Receivable from Participants	Interest rates ranging from 4.75% - 6.75%	**	780,879
				$16,955,973

* Denotes a party-in-interest.

** Cost information is not required for individual account plans with participant directed transactions.